06015030

RECEIVED
2006 JUL 10 P 4:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

July 6, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated July 3, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

7/11

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17381203

SCHWARZ PHARMA File No.: 82-4406

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Press Release - SCHWARZ PHARMA Filed Application for Neupro in Advanced Parkinson's Disease in EU

SCHWARZ PHARMA Filed Application for Neupro in Advanced Parkinson's Disease with EMEA

An application for Neupro® (Rotigotine transdermal patch) for the treatment of patients with advanced-stage Parkinsons's disease as combination therapy with levodopa has been submitted to the European Medicines Agency (EMEA). Clinical trial results showed clinically relevant and statistically significant reduction in 'off' time. In addition, a favorable increase in 'on' time without troublesome dyskinesia was also observed.

July 3, 2006 – SCHWARZ PHARMA announced today that the variation application for Rotigotine transdermal patch, Neupro®, for the treatment of patients with advanced stage Parkinson's disease has been submitted to European Medicines Agency (EMEA).

Neupro®, with the active ingredient Rotigotine, is a dopamine receptor-agonist innovatively formulated as a transdermal delivery system, a patch. The patch is applied once a day to the skin and releases Rotigotine continuously through the skin into the body for 24 hours. In February 2006, Neupro® was approved for the treatment of early stage Parkinson's disease as monotherapy by the European Commission. Neupro®, the Parkinson's patch has been launched in Europe: in Germany, the UK and Austria with additional countries to follow.

Phase III trial results showed clinically relevant and statistically significant reduction in 'off' time. Patients with advanced stage Parkinson's disease treated with Neupro® as adjunctive therapy responded well to the treatment. This resulted in a clinically relevant and statistically significant reduction in 'off' time when compared to placebo. Results of the studies showed that both primary endpoints for the U.S. and Europe were achieved. The most common adverse events associated with the use of Rotigotine transdermal patch were application site reactions as well as nausea and vomiting. A favorable increase in 'on' time without troublesome dyskinesia was also observed.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a listed company with approximately 4,200 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.